August 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: SUN

Amendment No. 1 to Registration Statement on Form S-1

Filed July 21, 2025

File No. 333-287884

Dear Sir or Madam:

On behalf of SUN (the “Company”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 4, 2025 (the “Comment Letter”) regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-287884, filed on June 9, 2025.

For your convenience, each comment from the Comment Letter is restated below in bold and is followed by the Company’s response.

Registration Statement on Form S-1

Amendment No. 2 to Registration Statement on Form S-1

Description of Business

Business Model, page 15

1. We note your response to prior comment 7. Please revise your disclosure to discuss the nature of your revenues earned as of the most recent interim period presented rather than as of October 31, 2024.

We have updated the financial statements and related disclosures to present revenues recognized for the entire period from inception (September 5, 2024) through April 30, 2025, in accordance with Rule 8-08 of Regulation S-X.

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As disclosed in the Business Model section of the prospectus, as of April 30, 2025, the Company has recognized $71,975 in revenue, primarily from early-stage service contracts. These services were delivered as of April 30, 2025, and are not directly tied to completed commercial licensing of VR experiences. As of the date of this prospectus, the Company continues to develop its theatrical and dance-based VR content, with the goal of generating future revenue through licensing and distribution of such experiences on digital platforms.

Further details regarding the composition of these revenues are provided in the Results of Operations section of the MD&A:

$17,975 in revenues were recognized as of October 31, 2024, under two customer arrangements for advertising and promotional services.

An additional $4,500 in revenues were recognized for the six-month period ended April 30, 2025, under one of these same customer arrangements.

$50,000 in revenues were recognized as of April 30, 2025, upon completion of all performance obligations under the Partnership and Advertising Agreement with MUY HOUSE, as confirmed by a written amendment dated April 30, 2025.

These amounts are now clearly presented in both the financial statements and the MD&A, with disclosures in the notes describing the nature of each revenue source and related-party relationships.

Revised pages: Description of Business — Business Model (p.15).

Management’s Discussion and Analysis and Plan of Operations

Results of Operations, page 20

2.	Revise to also provide a discussion of the results of operations for the six-month interim period ended April 30, 2025 compared to the six-month interim period ended April 30, 2024. Refer to Item 303(c) of Regulation S-K.

We have revised the “Results of Operations” section on page 20 of Amendment No. 2 to the Registration Statement to include a six-month discussion for the period ended April 30, 2025, as required by Item 303(c) of Regulation S-K. Because the Company was incorporated in September 2024, there were no operations in the six months ended April 30, 2024; accordingly, the discussion focuses on the drivers for the 2025 period, including related-party revenue concentration, operating expenses, interest expense, and net income. The discussion below focuses on the key factors affecting the Company’s operating results for the six-month period ended April 30, 2025, in the context of the audited results as of October 31, 2024.

Revised pages: MD&A — Results of Operations (p. 20).

Liquidity and Capital Resource, page 22

3.	We note the changes you made in response to prior comment 9. However, you did not remove the references to Q1 2024 as the anticipated completion date as well as the period in which material net cash inflows are expected to commence. Please revise. Financial Statements of SUN

We removed the erroneous Q1 2024 references and now state that the anticipated completion of our initial platform build is Q1 2026, and material net cash inflows are not expected before Q1 2026 and could be later. We also emphasize that timing depends on financing and execution risks.

In addition, consistent with the updates made in response to Comments 1 and 2, we have updated the financial data in this section to present our liquidity position as of the most recent interim period (April 30, 2025), rather than October 31, 2024. This ensures consistency across MD&A and compliance with Item 303(c) of Regulation S-K.

Revised pages: MD&A — Liquidity and Capital Resources (p.22-23).

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Balance Sheet, page F-4

4.	Please revise to separately present any amounts related to MUY HOUSE or any other related parties on the face of the balance sheet, statement of comprehensive income, or statement of cash flows. Similar concerns apply to your interim financial statements. Refer to Rule 4-08(k) of Regulation S-X.

We revised the face of the financial statements to separately present and/or parenthetically label related-party balances and activity, including:

Note receivable — related party (MUY HOUSE)

Unearned revenue — related party (MUY HOUSE)

Accounts payable — related party (MUY HOUSE)

Revenue — related party (presented parenthetically on the income statement)

Loans from related party (current and non-current portions for amounts due to our CEO) Stock issued for services – related party

We added cross-references to the related-party notes and updated the statement of cash flows captions to identify related-party cash flows where applicable.

Revised pages: Balance Sheets, Statements of Operations, Statements of Cash Flows, and Notes (pp. F-4–F-13 and F-15–F-26 for interim).

Condensed Unaudited Financial Statements, page F-14

5.	Please provide interim financial statements between the latest audited balance sheet (i.e., October 31, 2024) and the date of the most recent interim balance sheet being filed (i.e., April 30, 2025). Please remove the interim financial statements for the three-month periods ended January 31, 2025 and April 30, 2025, respectively. Refer to Rule 3-02(b) of Regulation S-X.

We removed the three-month interim financial statements and now present only the condensed six-month interim balance sheet as of April 30, 2025 (with comparative audited balance sheet as of October 31, 2024) and the six-month statements of operations, stockholders’ equity, and cash flows for the period November 1, 2024 through April 30, 2025, together with the related notes.

Revised pages: Financial Statements for the six-month period ended April 30, 2025 (Unaudited) (pp. F-15–F-26).

Exhibits

6.	Please provide a currently dated consent from your independent registered public accounting firm.

We filed a currently dated consent from our independent registered public accounting firm as Exhibit 23.1 with Amendment No. 2 and updated Item 16 and the Exhibit Index accordingly.

Revised page: Exhibits p.II-2

Sincerely,

Michael Ssebugwawo Muyingo

Chief Executive Officer

SUN

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